Mail Stop 3561


								            August 8, 2005



Greg G. Gruber
Senior Vice President, Chief Financial Officer, Treasurer and
Director
Colorado Interstate Gas Company
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

		Re:	Colorado Interstate Gas Company
			Registration Statement on Form S-4
			Filed on June 10, 2005
			File No. 333-125728
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed on March 29, 2005
			Forms 10-Q for Fiscal Quarters Ended March 31 and
June
30, 2005
			File No. 1-4874

Dear Mr. Gruber:

	We have reviewed your responses in your letter dated July 26, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form S-4

Environmental Matters, page 27

1. We have read your response to prior comment 3. You indicate that you did not discuss the change in the environmental reserve because your MD&A has focused on providing forward looking information about known trends and future events that could have a material impact on your results of operations. However, the Instructions to paragraph
(b) of Item 303 of Regulation S-K, in addition to encouraging forward-looking information in MD&A, require registrants to identify any significant elements of the income or loss from continuing operations which do not arise from or are not necessarily representative of the registrant`s ongoing business. Please ensure that your future MD&A disclosures are responsive to all disclosure requirements of Item 303(b) of Regulation S-K. In this regard, we do not object to your incremental disclosure of the change in environmental reserves in the Form 10-Q for the quarter ended June 30, 2005.

2. We have read your response to prior comment 4. Please tell us if your statement "we are not aware of anything that would reasonably be expected to result in a loss exceeding the amounts we have already recognized" means that you do not believe it is reasonably possible that you will incur losses exceeding amounts already recognized.

Consolidated Statements of Income and Comprehensive Income, page
F-2

3. We have read your response to prior comment 6. We believe that the change from one accounting model to another is unusual as evidenced by the FASB`s position on changes in accounting model in paragraph 30 of SFAS 101. Accordingly, please tell us why you do not believe that the FASB`s position on changes in accounting model applies, or tell us why you believe that the reapplication of SFAS 71 would be infrequent under APB 30.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Ta Tanisha Henderson, Staff Accountant, at
(202)
551-3322, or me, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Matt Benson, Staff Attorney, at (202) 551-3335 with any other questions.
									Sincerely,

									   	George F.
Ohsiek,
Jr.
	Branch Chief
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Greg Gruber
Colorado Interstate Gas Company
August 8, 2005
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